FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                        No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                        No                 X

Banco Santander, S.A.

Item

1	Resolutions adopted at the Ordinary General Shareholders’ Meeting held on April 12, 2019

Item 1

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 12 April 2019, the following resolutions were passed:

“ITEM ONE

One A.-

To approve the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the directors’ reports of Banco Santander, S.A. and of its consolidated Group, all with respect to the Financial Year ended 31 December 2018.

One B.-

To approve the consolidated statement of non-financial information for the Financial Year ended 31 December 2018, which is part of the consolidated directors’ report for said financial year (“Santander vision” and “Responsible Banking” chapters of the 2018 annual report).

One C.-	To approve the corporate management for Financial Year 2018.

ITEM TWO

To approve the application of results in the amount of 3,301,177,629 euros obtained by the Bank in Financial Year 2018, to be distributed as follows:

Euros	3,292,060,318.24

for the payment of dividends already paid out prior to the date of the Ordinary General Meeting (2,104,227,289.06 euros), for the acquisition of bonus share rights (derechos de asignación gratuita), with a waiver of the exercise thereof, from those shareholders who opted to receive in cash the remuneration equal to the second interim dividend (132,455,722.95 euros) under the Santander Dividendo Elección scrip dividend scheme and for the payment of the final cash dividend in the total amount of 1,055,377,306.23 euros which will take place after next 2 May.

Euros	9,117,310.76	to increase the Voluntary Reserve.

Euros	3,301,177,629	in total.

ITEM THREE

Three A.-	To set the number of directors at 15, which is within the maximum and the minimum established by the Bylaws.

Three B.-

To appoint Henrique de Castro as a director, with the classification of independent director. The effectiveness of this appointment is subject to obtaining the regulatory approvals provided for in Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, in Council Regulation (EU) No 1024/2013 of 15 October 2013 and in Regulation (EU) No 468/2014 of the European Central Bank regarding suitability.

With regard to the annual renewal of one-third of the board positions as provided by article 55 of the Bylaws, to re-elect the following persons for a new three-year period:

Three C.-	To re-elect Mr Javier Botín-Sanz de Sautuola y O’Shea as a director, with the classification of external director.

Three D.-	To re-elect Mr Ramiro Mato García-Ansorena as a director, with the classification of independent director.

Three E.-	To re-elect Mr Bruce Carnegie-Brown as a director, with the classification of independent director.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Three F.-	To re-elect Mr José Antonio Álvarez as a director, with the classification of executive director.

Three G.-	To re-elect Ms Belén Romana García as a director, with the classification of independent director.

ITEM FOUR

To elect PricewaterhouseCoopers Auditores, S.L., with its registered office in Madrid, at Paseo de la Castellana, no 259 B, with Tax Identification Number (CIF) B-79031290 and registered with the Official Registry of Accounts Auditors of the Institute of Accounting and Audit of Accounts of the Ministry of Economy and Business Affairs under number S0242, as external auditor to verify the annual accounts and the directors’ report of the Bank and of the consolidated Group for Financial Year 2019.

ITEM FIVE

I) To deprive of effect, to the extent not used, the authorisation granted by Resolution Four II) of the shareholders acting at the ordinary general shareholders’ meeting of 23 March 2018 for the derivative acquisition of treasury shares by the Bank and by the subsidiaries making up the Group.

II) To expressly authorise the Bank and the subsidiaries making up the Group to acquire shares representing the share capital of the Bank for any valuable consideration allowed by law, within such limits and subject to such requirements as are legally applicable, until reaching a maximum number of shares (added to those already held) equal to ten per cent of the share capital existing at any time or to such higher maximum percentage as may be established by law during the effectiveness of this authorisation, such shares being totally paid up, at a minimum price per share equal to the nominal value thereof and a maximum price of up to 3 per cent in excess of the last listing price for trading operations in which the Bank does not act for its own account on the Continuous Market of the Spanish Stock Exchanges (including the block market) prior to the relevant acquisition. This authorisation may only be used within a term of five years as from the date the meeting is held.

It is expressly stated that shares may be acquired pursuant to this authorization both in order to transfer or cancel them, and in order to apply them for the remuneration systems contemplated in the third paragraph of letter a) of number 1 of article 146 of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), or to hedge any remuneration system to be settled in shares or linked to share capital.

In particular, in the context of this authorisation for the acquisition of own shares, the board of directors may resolve to launch a buy-back programme addressed to all shareholders in accordance with article 5 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buy-back programmes and stabilisation measures or in accordance with another mechanism with a similar purpose. Such programme may be aimed at a subsequent reduction of the share capital of the Company through the redemption of the acquired shares, subject to the prior agreement to be granted by a general shareholders’ meeting to be held after the end of the term of the corresponding programme.

ITEM SIX

Increase in share capital with a charge to reserves

1.-    Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under section 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.-    New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NNS = TNShrs / Num. rights

where,

NNS = Number of New Shares to be issued;

TNShrs = Number of Banco Santander shares outstanding on the date the board of directors, or the executive committee by delegation therefrom, resolves to implement the capital increase; and

Num. rights = Number of bonus share rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = TNShrs / Num. provisional shares

where,

Num. provisional shares = Amount of the Alternative Option / ListPri

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the board of directors, or by the executive committee by delegation therefrom, based on the number of outstanding shares (i.e. TNShrs) and the remuneration paid to the shareholders to that date with a charge to financial year 2019, and which shall not exceed 750 million euros.

“ListPri” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions ended prior to the resolution of the board of directors, or of the executive committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.-     Bonus share rights

Each outstanding share of the Bank will grant its holder one bonus share right.

The number of bonus share rights needed to receive one New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (TNShrs). Specifically, shareholders will be entitled to receive one New Share for as many bonus share rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures or instruments convertible into shares of Banco Santander existing at any time shall have no bonus share rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares (or of the minimum and/or maximum limits of such ratio, when the ratio is variable), in proportion to the amount of the capital increase.

In the event that (i) the number of bonus share rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NNS) is lower than (ii) the number of outstanding shares (TNShrs), Banco Santander, or a company of its Group, will waive a number of bonus share rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The bonus share rights will be allotted to the shareholders of Banco Santander who have acquired their respective shares and appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear) on the corresponding date in accordance

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

with the applicable rules for clearing and settlement of securities. During the bonus share rights trading period, a sufficient number of bonus share rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The bonus share rights may be traded on the market for the period determined by the board of directors, or by the executive committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.-    Irrevocable commitment to acquire bonus share rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable commitment to purchase the bonus share rights at the price specified below. The purchase commitment will not cover the bonus share rights purchased or otherwise acquired on the market. The purchase commitment will be in force and may be accepted by such shareholders during the term, within the bonus share rights trading period, which is determined by the board of directors, or by the executive committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the corresponding company of its Group, to acquire such bonus share rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each bonus share right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = ListPri / (Num. rights + 1)

5.-    Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for purposes of this capital increase is the balance sheet as of 31 December 2018, duly audited and approved by the shareholders at this ordinary general shareholders’ meeting.

As mentioned above, the capital increase will be charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the increase, the board of directors or, by delegation therefrom, the executive committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.-    Representation of the new shares

The shares to be issued shall be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear) and its member entities.

7.-    Rights of the new shares

The new shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the time at which the capital increase is declared to have been subscribed and paid up.

8.-    Shares on deposit

Once the bonus share rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective bonus share rights. Three years after the date of conclusion of the bonus share rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with Bank of Spain or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.-    Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo), as well as to take the steps and actions that may be necessary and file the required documents with the competent authorities of the foreign Stock Exchanges on which Banco Santander shares are from time to time traded, for the New Shares issued under this capital increase to be admitted to listing, expressly stating Banco Santander’s submission to such rules

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

as may now be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of the restated text of the Securities Market Law and its implementing provisions in force at any time.

10.-    Implementation of the capital increase

Within one year of the date of this resolution, the board of directors, or the executive committee by delegation therefrom, may resolve to carry out the capital increase and to set the conditions therefor as to all matters not provided for in this resolution. However, if the board of directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary general meeting held thereafter. In particular, in deciding to implement the increase, the board of directors, or the executive committee by delegation therefrom, will analyse and take into account market conditions, among other issues, and in the case that such conditions or other elements mean it is not advisable in the view of the board to implement the increase, it may decide not to do so, reporting such decision to the shareholders at the general meeting on the aforementioned terms. The capital increase to which this resolution refers shall be null and void if the board of directors, or the executive committee by delegation therefrom, does not exercise the powers delegated thereto within the one-year period set by the shareholders at the meeting for implementation of the resolution.

Upon completion of the bonus share rights trading period:

(a)

The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of bonus share rights in the proportion resulting from section 3 above.

(b)

The board of directors, or the executive committee by delegation therefrom, will declare the bonus share rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the bonus share rights trading period, the board of directors, or the executive committee by delegation therefrom, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.-    Delegation for purposes of implementation

Pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, it is resolved to delegate to the board of directors the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

1.-

To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution, the record date and time for the allotment of the bonus share rights, and the duration of the bonus share rights trading period.

2.-

To determine the exact amount of the capital increase, the number of New Shares and the bonus share rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital to conform it to the result of the implementation of the capital increase.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

5.-	To waive the right to the New Shares corresponding to the bonus share rights acquired by the Bank or by the corresponding company of its Group under the purchase commitment.

6.-

To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-

To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions”.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

ITEM SEVEN

I) To rescind and deprive of effect, to the extent unused, resolution Ten A II) approved at the ordinary general shareholders’ meeting of 27 March 2015.

II) To delegate to the board of directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of article 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature (including warrants) that are convertible into shares of the Company, all in accordance with the following conditions:

1.

Securities to be issued. The securities covered by this delegation may be debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature in any of the forms admitted by law and that are convertible into shares of the Company. The delegated powers also cover warrants or similar securities that might give the holders thereof, directly or indirectly, the right to subscribe for shares of the Company, payable by physical delivery or by set-off.

The issuance of securities which are at the same time convertible and exchangeable will be governed by the provisions of this delegation.

Issuances that do not include the possibility of conversion because they are merely exchangeable for shares of the Company will be governed by the provisions of delegation for the issuance of non-convertible securities to which item Eight of the agenda refers.

2.	Period of the delegation. The securities may be issued on one or more occasions, at any time, within a maximum period of five (5) years from the date of adoption of this resolution.

3.

Maximum amount. The aggregate maximum amount of the issuance or issuances of securities to be made under this delegation is 10,000 million euros or the equivalent thereof in another currency. For purposes of calculating the above-mentioned limit, in the case of warrants there shall be taken into account the sum of the premiums of the warrants under each issuance approved pursuant to the powers delegated hereby (or in the case of warrants payable by physical delivery, the sum of premiums and exercise prices).

4.

Scope of the delegation. In the exercise of the delegated powers granted herein, and by way of example and not of limitation, the board of directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by Law (including equity instruments among those contemplated by articles 51 to 55 or 62 to 65 of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms; the issuance date(s); whether the securities are mandatorily, contingently or voluntarily convertible, and if voluntarily, whether at the option of the holder of the securities or the issuer; the interest rate, dates and procedures for payment of the coupon;

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

whether they are to be callable or not (including, if applicable, the possibility of redemption by the issuer) and, if applicable, the redemption period and events of redemption (in whole or in part), whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof, which, in the case of convertible securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if applicable, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the board of directors of the power, in each case, to decide the conditions for repayment of the securities issued in reliance on this authorisation, including the power to use, to the extent applicable, the redemption means referred to in section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, approval at the Meetings of the respective Syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

5.

Bases for and terms and conditions applicable to the conversion. In the event of issuances of securities that are convertible into shares of the Company and for purposes of determining the bases for and terms and conditions applicable to the conversion, the following standards are hereby approved:

(i)

Securities issued pursuant to this resolution shall be convertible into new shares of the Bank in accordance with a conversion ratio that may be fixed (determined or determinable) or variable (in which case, it may include maximum and/or minimum limits on the conversion price), with the board of directors being authorised to determine whether they are mandatorily, contingently or voluntarily convertible, and if voluntarily, whether at the option of their holder or of the issuer, at the intervals and during the maximum term established in the issuance resolution, which shall not exceed fifty (50) years from the date of issuance. Such maximum term shall not apply to securities without a maturity date that are convertible.

(ii)

In the case of a fixed conversion ratio, for purposes of the conversion, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the board of directors making use of this delegation, or at the exchange rate determinable on the date or dates specified in the resolution of the board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a premium or with or without a discount, and in any case subject to a minimum of the greater of (a) the average (whether arithmetic or weighted) exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, average prices or other listing reference, during a period to be determined by the board that shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the adoption by the board of the resolution providing for the issuance of the reference securities, and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of adoption of such issuance resolution.

(iii)

The issuance of convertible fixed-income securities at a variable conversion ratio may also be approved. In such case, the price of the shares for purposes of the conversion shall be the arithmetic or weighted mean of the closing prices, average prices or other listing reference for the shares of the Company on the Continuous Market during a period to be determined by the board of directors, which shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the date of conversion, as applicable, with a premium or a discount on such price per share. The premium or discount may be different for each conversion date under each

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

issuance (or under each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%. Additionally, a minimum and/or maximum reference price may be set for the shares for purposes of the conversion thereof upon the terms established by the board.

(iv)

If the issuance is convertible and exchangeable, the board may also provide that the issuer reserves the right to choose at any time between conversion into newly-issued shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may also choose to deliver a combination of newly-issued shares and existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted or exchanged on the same date.

(v)

Upon conversion, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number. The board shall decide whether any difference that might result should be paid to each holder in cash.

(vi)

Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of section 415.2 of the Spanish Capital Corporations Law, debentures shall not be converted into shares when the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible securities pursuant to the authorisation granted by the shareholders at the meeting, the board of directors shall prepare a directors’ report further developing and specifying the bases for and terms and conditions of the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be accompanied by the corresponding accounts auditor’s report referred to in section 414 of the Spanish Capital Corporations Law, provided, however, that, based on a systematic interpretation following the amendments made to the Spanish Capital Corporations Law and, specifically, to section 417.2 b) thereof, by Law 22/2015 of 20 July on accounts auditing, the reference included in such section to a “accounts auditor” (auditor de cuentas) other than the accounts auditor of the Bank must be deemed to mean an “independent expert” other than the accounts auditor of the Company.

6.

Increase in capital and exclusion of pre-emptive rights in connection with convertible securities. The delegation to the board of directors shall also include, by way of example and not of limitation, the following powers:

(i)

The power for the board of directors, within the scope of the provisions of sections 308, 417 and 511 of the Spanish Capital Corporations Law, to totally or partially exclude the pre-emptive rights of the shareholders when such exclusion is required to obtain funds in international markets, for the use of bookbuilding techniques, or when it is in any other manner justified by the Company’s interest within the framework of a specific issuance of convertible securities approved by the board under this authorisation. In any event, if the board decides to eliminate pre-emptive rights with respect to a specific issuance that it may decide to make in reliance on this authorisation, at the time of approving the issuance and in accordance with applicable laws and regulations, it shall prepare a report detailing the specific reasons of corporate interest that justify such measure, which shall be the subject of the corresponding report prepared by an independent expert other than the accounts auditor of the Company and appointed by the Commercial Registry, in accordance with a systematic interpretation based on the provisions of section 511.3 of the Spanish Capital Corporations Law, under a cross- reference from sections 308, 417.2 and 505 of the Spanish Capital Corporations Law. Said reports shall be made available to the shareholders and shall be communicated to them at the first general shareholders’ meeting held after the adoption of the issuance resolution. They shall also be immediately included on the Company’s website.

(ii)

The power to increase capital by the amount necessary to accommodate the requests for conversion. Such power may only be exercised to the extent that the board, adding together the capital that is increased in order to cover the issuance of convertible debentures and, if applicable, any other increases in capital that may have been approved within the scope of authorisations granted by the

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

shareholders at the general shareholders’ meeting, does not exceed the limit of one-half of the share capital amount specified in section 297.1.b) of the Spanish Capital Corporations Law or 10% of such total amount of share capital if the pre-emptive rights of the shareholders are excluded in the issuance of the convertible securities. This 10% limit shall not apply in connection with issues that are perpetual or that have no conversion and/or repayment period and under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“Contingently Convertible Issues” or “CoCos”), in which pre-emptive rights are excluded and which may be approved under this delegation, such that the general limit of one-half of the share capital shall apply to these issuances in accordance with the resolution approved at the ordinary General Shareholders’ Meeting of 23 March 2018 under item Seven II) or the authorisation that may replace it in the future. This authorisation to increase capital includes authorisation to issue and float, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, as well as authorisation to amend the text of the article of the Bylaws relating to the amount of share capital and, if applicable, to nullify the portion of such increase in capital that was not needed for a conversion into shares.

(iii)

The power to further develop and specify the bases for and terms and conditions applicable to the conversion, taking into account the standards set forth in section 5 above and, in general and as broadly as possible, to determine all matters and conditions that may be necessary or appropriate for the issuance.

At subsequent general shareholders’ meetings held by the Company, the board of directors shall inform the shareholders of the use, if any, that has been made through such time of the delegated power to issue securities that are convertible into shares of the Company.

7.

Convertible warrants. The rules set forth in sections 5 and 6 above shall apply, mutatis mutandis, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe for newly-issued shares of the Company; the delegation includes full powers, with the same scope as in the previous sections hereof, to decide on all matters it deems appropriate in connection with those kinds of securities.

8.

Admission to trading. When appropriate, the Company shall apply for admission to trading of the securities issued pursuant to the powers delegated hereby on official or unofficial, organised or unorganised, domestic or foreign secondary markets, with the board of directors being authorised to carry out such formalities and activities before the competent authorities of the various domestic or foreign securities markets as may be necessary for admission to listing.

9.

Substitution. The board of directors is authorised to delegate in turn (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

ITEM EIGHT

I.        To rescind and deprive of effect, to the extent unused, resolution Seven II) approved at the ordinary general shareholders’ meeting of 7 April 2017.

II.      To authorise the board of directors such that, in accordance with the general rules and regulations on the issuance of debentures and pursuant to the provisions of article 319 of the Regulations of the Commercial Registry, it may issue, on one or more occasions, up to 50,000 million euros, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by Law, including bonds, certificates, promissory notes, debentures and preferred interests or debt instruments of a similar nature (including warrants payable by physical delivery or set-off). This power may be exercised by the board of directors within a maximum period of five years from the date of adoption of this resolution by the shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

In the exercise of the delegated powers granted hereby, and by way of example and not of limitation, the board of directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by Law (including equity instruments among those contemplated by articles 51 to 55 or 62 to 65 of Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms, or of another kind or origin); the issuance date(s); the possibility of their being exchangeable, in whole or in part, for shares or other existing securities of the Bank or other entities (and, if exchangeable, the fact that they may be mandatorily, contingently or voluntarily exchangeable and, if voluntarily, at the option of the holder of the securities or of the issuer) or of including a call option on such shares; the interest rate, dates and procedures for payment of the coupon; whether they are to be callable or not, with or without the return of principal, and, if applicable, the redemption periods and events of redemption (in whole or in part), as well as, if applicable, the fact that the securities are mandatorily callable with or without the return of principal and interest, including on a contingent basis, and any events of return of principal; whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof; subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading of the securities that are issued on official or unofficial, organised or unorganised, domestic or foreign secondary markets in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if appropriate, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the board of directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, and the power to use, to the extent applicable, the redemption means referred to in section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the board of directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained, as well as, if required, approval at the Meetings of the respective syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

As to the limits on the delegation, the aforementioned amount of 50,000 million euros is the maximum overall limit that may be reached at any time by the outstanding nominal balance of the promissory notes or similar securities issued, added to the nominal amount issued of other securities also issued under this authorisation granted to the board of directors. In the case of warrants, the sum of the premiums of the warrants from each issuance approved in accordance with this delegation shall be taken into account for the calculation of the above-mentioned limit (or in the case of warrants payable by physical delivery, the sum of premiums and exercise prices).

The board of directors is authorised to delegate in turn (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

ITEM NINE

To approve, pursuant to the provisions of section 529 novodecies of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), the director remuneration policy of Banco Santander, S.A. for financial years 2019, 2020 and 2021, the text of which has been made available to the shareholders within the framework of the call to the general meeting, which is contained in section 6.4 of the “Corporate Governance” chapter of the consolidated directors’ report, included in the 2018 annual report, and which, regarding the variable components of the remuneration of executive directors for 2019 and to the extent that they make up a remuneration system that includes the delivery of shares of the Bank or of rights thereto, is also submitted at the meeting under Item Twelve A.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

ITEM TEN

To approve, for purposes of the provisions of section 2 of article 58 of the Bylaws, the fixed annual amount of remuneration of the directors acting as such at 6,000,000 euros, an amount that shall be applicable to remuneration corresponding to financial year 2019 and that shall remain effective until the shareholders acting at a general shareholders’ meeting resolve to amend it, the board of directors being able to reduce it on the terms established in the aforementioned provision of the Bylaws.

ITEM ELEVEN

To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain employees belonging to categories with professional activities that have a material impact on the risk profile of the Group upon the terms set forth below:

(i)

Number of affected persons: certain members of the Identified Staff (1,021 at 31 December 2018, as itemised in the Exhibit to the detailed recommendation prepared by the board of directors), and up to 50 additional beneficiaries, up to a total maximum of 1,071 persons.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of Banco Santander or other companies of the Group belonging to the “Identified Staff” or “Material Risk Takers”, i.e. to categories with professional activities that have a significant impact on the risk profile of the Bank or of the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the preceding categories. However, it is noted that the categories of personnel who engage in control duties are generally excluded from the scope of this resolution. The members of the Identified Staff have been selected pursuant to the standards established in Commission Delegated Regulation (EU) No 604/2014, of 4 March 2014, supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify the categories of staff whose professional activities have a material impact on an institution’s risk profile and those of the policy for determining the Group’s Identified Staff.

(ii)	Authorisation.

Without prejudice to the general provisions set forth in item Thirteen or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)

To determine any modifications that should be made in the group of Identified Staff members that benefit from the resolution, within the maximum limit established by the shareholders at the general meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of said persons.

(b)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, the Bank of Spain or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)

To interpret the foregoing resolutions, with powers to adapt them to the circumstances that may arise at any time without affecting their basic content, including any regulations or provisions or supervisory body recommendations that may prevent their implementation upon the terms approved or that require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The board of directors is authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The Company shall communicate the approval of this agreement to all Group companies engaging executives or employees belonging to the Identified Staff and who are beneficiaries of this resolution, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, as well as to comply with the obligations that bind them for such purpose.

ITEM TWELVE

Twelve A

Deferred Multiyear Objectives Variable Remuneration Plan

To approve the implementation of the fourth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The fourth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will be implemented in connection with the variable remuneration or award (hereinafter, “Award A”) for financial year 2019 that is approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander, senior management, country heads, other key executives from the main countries in which the Group operates and, in general, the Faro executives of the Group, all of them belonging to the “Identified Staff” or “Material Risk Takers” (that is, to categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group in accordance with section 32.1 of Law 10/2014 of 26 June on organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The number of beneficiaries of Award A is expected to be 300 persons, though this resolution does not affect those persons whose Award A is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) or exclusions, without at any time changing the authorised maximum total number of shares to be delivered.

The purpose of this fourth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan is (a) to defer a portion of Award A over a period of three to five years, depending on the beneficiary, subject to the non-occurrence of certain circumstances, (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period, (c) for its payment, if applicable, in cash and in Santander shares, and (d) also paying the other portion of such variable remuneration in cash and in Santander shares at the outset, all in accordance with the rules set forth below.

II.	Operation

Award A of the beneficiaries for financial year 2019 will be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)	Deferred Portion Subject to Objectives (*)
Executive directors and members of the Identified Staff whose total target(**) variable remuneration is ≥ €2.7 mill. (***)	40%	60%	5 years	Last 3 years (3/5 of Deferred Percentage)
Senior management, country heads of countries representing at least 1% of the Group’s financial capital and other Faro executives whose total target variable remuneration(**) is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years	Last 3 years (3/5 of Deferred Percentage)
Rest of Faro executives who are beneficiaries of Award A (***)	60%	40%	3 years	Last year (1/3 of Deferred Percentage)

(*)

In certain countries, the deferred percentage and the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case. Likewise, the deferred portion subject to objectives may apply to years that are not the last years, but not before the third year.

(**)	Benchmark variable remuneration for standard compliance (100% of objectives).

(***)

The average closing exchange rates for the fifteen trading days prior to Friday, exclusive, for the week prior to the date on which the board of directors approved the variable remuneration of the executive directors of the Bank for financial year 2018 (29 January 2019), shall be used to assign a beneficiary to the corresponding category for variable remuneration not denominated in euros.

Taking the foregoing into account, Award A for financial year 2019 will be paid as follows:

(i)

Each beneficiary will receive in 2020, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (after applying the corresponding withholdings or payments on account), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)

Payment of the Deferred Percentage of Award A applicable in each case depending on the group to which the beneficiary belongs will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2021, 2022 and 2023 and, if applicable, 2024 and 2025 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	The deferred portion will be paid in thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(iv)

Each one of the payments that are applicable on the Anniversaries will be paid 50% in cash and the other 50% in Santander shares, after applying any withholding or interim payments applicable at any time.

(v)

The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not hedge them, either before or after their delivery, directly or indirectly. They may likewise not transfer them for one year as from each delivery of shares.

(vi)

On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the beneficiary may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash.

In addition to continuity of the beneficiary within the Santander Group,1 the accrual of all Annual Payments is

1 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes,

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy having occurred during the period before each of the deliveries. Likewise, amounts of Award A already paid shall be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

The application of malus and clawback provisions is activated in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

(iii)	Regulatory sanctions or court sentences for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

(iv)

Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibilities of the persons or bodies making such decision shall be especially considered.

The individual policies of each country may also include any other standard required by legal provisions or by local regulators.

Additionally, the accrual of the third and, if applicable, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to compliance with certain targets referring to the 2019-2021 period (the “Multiyear Objectives”) and to the metrics and compliance scales associated with such Multiyear Objectives, which are those set forth below:

(a)

Compliance with the consolidated earnings-per-share (“EPS”) growth target of Banco Santander for 2021 compared to 2018. The coefficient corresponding to this target (the “EPS Coefficient”) will be obtained from the following table:

2021 EPS growth (% over 2018)	EPS Coefficient
≥ 15%	1
≥ 10% but < 15%	0 – 1 (*)
< 10%	0

(*)	Straight-line increase in EPS Coefficient based on the specific percentage of growth of 2021’s EPS with respect to 2018’s EPS within this bracket of the scale.

The total or partial compliance of the target also requires that during 2019 and 2020 the BPA growth is greater than zero.

in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(b)	Relative performance of total shareholder return (“TSR”) of the Bank for the 2019-2021 period compared to the TSRs of a peer group of 9 credit institutions.

For these purposes:

–

“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, taking into account that for the calculation of such final value, dividends or other similar items (such as the Santander Dividendo Elección scrip dividend scheme) received by the shareholder due to such investment during the corresponding period of time will be considered as if they had been invested in more shares of the same class at the first date on which the dividend or similar item is owed to the shareholders and at the average weighted listing price on said date. To calculate TSR, the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to 1 January 2019 (excluded) (for the calculation of the initial value) and of the fifteen trading sessions prior to 1 January 2022 (excluded) (for the calculation of the final value) will be taken into account.

–	“Peer Group” means the group made up of the following 9 financial institutions: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit.

For this TSR metric, the following achievement scale is established:

TSR position of Santander	“TSR Coefficient”
Exceeding percentile 66	1
Between percentiles 33 and 66 (both inclusive)	0-1(*)
Below percentile 33	0
(*)	Proportional increase in TSR Coefficient according to the number of positions moved up in the ranking within this bracket of the scale.

(c)

Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target of the Santander Group for financial year 2021. The coefficient corresponding to this target (the “CET1 Coefficient”) will be obtained from the following table:

CET1 in 2021	CET1 Coefficient
≥ 12%	1
≥ 11.5% but < 12%	0.5 – 1 (*)
< 11.5%	0
(*)	Straight-line increase in CET1 Coefficient based on 2021’s CET1 within this bracket of the scale.

In order to verify if this target has been met, any potential increase in CET1 deriving from share capital increases (other than those implemented under the Santander Dividendo Elección scrip dividend scheme) will be disregarded. Moreover, the CET1 ratio at 31 December 2021 may be adjusted in order to remove the effects of any regulatory change on the calculation rules thereof that may occur until such date.

To determine the amount of the Deferred Portion Subject to Objectives that, if applicable, must be paid to each beneficiary on the corresponding Anniversaries (each payment, a “Final Annual Payment”), and without prejudice to the adjustments that may result from application of the aforementioned malus policy:

Final Annual Payment = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where,

–	“Amt.” corresponds to the amount of Award A equivalent to an Annual Payment.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

–	“A” is the EPS Coefficient according to the scale and terms and conditions in paragraph (a) above based on EPS growth in 2021 compared to 2018.

–	“B” is the TSR Coefficient according to the scale in paragraph (b) above based on the relative performance of the TSR of the Bank for the 2019-2021 period with respect to the Peer Group.

–	“C” is the CET1 Coefficient resulting from compliance with the CET1 target for 2021 described in paragraph (c) above.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings or payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2019 (hereinafter, the “2020 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award A to be delivered in shares to the beneficiaries of the fourth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will come to 143 million euros (the “Maximum Amount of Award A Distributable in Shares” or “MAAADS”), the maximum number of shares of Santander that may be delivered to such beneficiaries under this plan (the “Limit of Award A in Shares” or “LAAS”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

LAAS =	MAAADS
2020 Listing Price

Included in the Maximum Amount of Award A Distributable in Shares is the estimated maximum amount of Award A to be delivered in shares to the executive directors of the Bank, which comes to 11.5 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

LSED =	MADSED
2020 Listing Price

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V.	Authorisation

Without prejudice to the general provisions set forth in item Thirteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)

To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)

To specify which executives or employees are beneficiaries of Award A and to determine the assignment of the beneficiaries of the plan to one category or another of those described in this resolution, without altering the maximum amount of Award A to be delivered in shares, except in the event that Faro executives or executives in a similar category initially ascribed to the remuneration plan to which item Twelve B refers are finally ascribed to this plan implementing Award A, in which case the board will be entitled to use for Award A the excess of the maximum amount set under item Twelve B (so that, altogether, the maximum amount set under items Twelve A and Twelve B is under no circumstances exceeded).

Additionally, the board will be entitled to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the beneficiaries; and, in the event that the maximum amount distributable in shares to be delivered is exceeded in relation to any of the three groups to which the plan is directed, to authorise the deferral and payment of the excess in cash.

(vi)

To approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the Multiyear Objectives. In particular, and merely by way of example, it may ask such third parties: to obtain, from appropriate sources, the data upon which the calculations of TSR are to be based; to perform the calculations of the TSR of the Bank and the TSRs of the Peer Group’s entities; to compare the Bank’s TSR with the TSRs of the institutions within the Peer Group; to recalculate CET1 removing the effects of share capital increases and regulatory changes; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them or on the amendment of the Peer Group in light of objective circumstances that justify such amendment (such as inorganic transactions or other extraordinary circumstances).

(vii)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including in particular adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons. In addition, the board may adapt the aforementioned plan (including the adjustment or removal of any metrics and scales of compliance for the Multiyear Objectives, the inclusion of additional targets for the delivery of any deferred amount of Award A or the increase of the Deferred Percentages or of the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(viii)

To adjust positively or negatively, following a proposal of the remuneration committee, the level of achievement of the Multiyear Objectives when inorganic transactions, material changes to the Group’s composition or size or other extraordinary circumstances have occurred which affect the suitability of

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

the metric and achievement scale approved in each case and resulting in an impact not related to the performance of the executive directors and senior executives being evaluated.

(ix)

To develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(x)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Twelve B

Deferred and Conditional Variable Remuneration Plan

To approve the implementation of the ninth cycle of the Deferred and Conditional Variable Remuneration Plan, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The ninth cycle of the Deferred and Conditional Variable Remuneration Plan will be implemented with respect to the variable remuneration or award (hereinafter, “Award B”) to be approved by the board of directors, or by the appropriate body in each case, for financial year 2019 for categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group (all of them together, the “Identified Staff” or “Material Risk Takers” and identified under section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof), or other persons included in this group under regulatory or corporate standards in a specific country, and who are not beneficiaries of the plan to which item Twelve A above refers.

The number of members of the Identified Staff who would be beneficiaries of this plan comes to approximately 1,200 persons, though this resolution does not affect those whose Award is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this resolution may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Group) in or exclusions from the members of the Identified Staff that are beneficiaries of this plan, without at any time changing the authorised maximum total number of shares to be delivered.

The purpose of this ninth cycle of the Deferred and Conditional Variable Remuneration Plan is to defer a portion of Award B for a period of three years (or five years in the case of beneficiaries with incentive levels comparable to those of certain categories of Award A) for its payment, if applicable, in cash and in Santander shares (subject to the non-occurrence of certain circumstances), also paying the other portion of such variable remuneration in cash and in Santander shares at the outset, all in accordance with the rules set forth below.

II.	Operation

Award B of the beneficiaries for financial year 2019 will be paid according to the following percentages, depending on the time of payment and the remuneration level of the beneficiary (the “Immediate Payment

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)
Beneficiaries of Award B whose total target variable remuneration(**) is ≥ €2.7 mill. (***)	40%	60%	5 years
Beneficiaries of Award B whose total target variable remuneration(**) is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years
Other beneficiaries of Award B. (***)	60%	40%	3 years
(*)	In certain countries, the deferred percentage or the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case.

(**)	Benchmark variable remuneration for standard compliance (100% of objectives).

(***)

The average closing exchange rates for the fifteen trading days prior to Friday, exclusive, for the week prior to the date on which the board of directors approved the variable remuneration of the executive directors of the Bank for financial year 2018 (29 January 2019), shall be used to assign a beneficiary to the corresponding category for variable remuneration not denominated in euros.

Taking into account the foregoing, the Award B for financial year 2019 will be paid as follows:

(i)

Each beneficiary will receive the Immediate Payment Percentage of Award B in 2020, in halves and net of taxes (after applying the corresponding withholdings or payments on account), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which said percentage of Award B is paid).

(ii)

Payment of the Deferred Percentage of Award B will be deferred over a period of 3 or 5 years (the “Deferral Period”) and will be paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2021, 2022, 2023 and, if applicable, 2024 and 2025 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	The deferred portion will be paid in thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(iv)

Each one of the payments that are applicable on the Anniversaries will be paid 50% in cash and the other 50% in Santander shares, after applying any withholding or interim payments applicable at any time.

(v)

The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not hedge them, either before or after their delivery, directly or indirectly. They may likewise not transfer them for one year as from each delivery of shares.

(vi)

On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the beneficiary may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash.

In addition to continuity of the beneficiary within the Santander Group,1 the accrual of all Annual Payments is subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus

1 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

and clawback chapter of the Group’s remuneration policy having occurred during the period before each of the deliveries. Likewise, amounts of Award B already paid shall be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

The application of malus and clawback provisions is activated in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

(iii)	Regulatory sanctions or court sentences for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

(iv)

Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibilities of the persons or bodies making such decision shall be especially considered.

The individual policies of each country may also include any other standard required by legal provisions or by local regulators.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth Anniversary.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings or payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2019 (hereinafter, the “2020 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award B to be delivered in shares to the beneficiaries of the ninth cycle of the Deferred and Conditional Variable Remuneration Plan comes to 171 million euros (the “Maximum Amount of Award B Distributable in Shares” or “MAABDS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Award B in Shares” or “LABS”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

LABS =	MAABDS
2020 Listing Price

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

V.	Authorisation

Without prejudice to the general provisions set forth in item Thirteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)

To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)

Without altering the maximum amount of Award B to be delivered in shares, to specify which executives or employees are beneficiaries of the plan; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the beneficiaries; and, in the event that the maximum amount distributable in shares to be delivered to the beneficiaries of the plan is exceeded, to authorise the deferral and payment of the excess in cash.

(vi)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including in particular adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons. In addition, the board may adapt the aforementioned plan (including the introduction of new conditions for the delivery of any deferred amount of Award B or the amendment of existing conditions and, if applicable, the increase of the deferred percentages or the deferral period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(vii)

To develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the plan and the cycles thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Twelve C Digital

Transformation Award

The Digital Transformation Award for 2019 (the “Digital Award”) is a remuneration system that includes the delivery of shares and share options of the Bank that has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The Digital Award will be implemented in connection with the variable remuneration policy for financial year 2019 and the specific award will be approved by the board of directors or the appropriate body as detailed below.

The purpose of the Digital Award is to attract and retain talent that will advance, accelerate and deepen the digital transformation of Santander Group. With this program, Santander Group offers a compensation element that is competitive with remuneration systems being offered by other market players competing for digital talent.

The number of beneficiaries of the Digital Award is limited to a maximum of 250 persons, and the total amount of the incentive is limited to €30 million. Participants will be nominated by senior management of Santander Group. Consequently, nominations will be reviewed and finally approved by the remuneration committee or the board of directors, as appropriate. Notwithstanding the above, inclusions of beneficiaries (through promotion, mobility or hiring at the Group) may be approved at any given time, without at any time changing the authorised maximum number of shares or share options to be delivered.

II.	Operation

The qualifier for the Digital Award is meeting important milestones that are aligned with the Group’s digital roadmap and determined by the board of directors, taking into account the digitalization strategy of the Group.

The funding of the Digital Transformation award is subject to Santander Group’s ability to achieve key milestones in the transformation of the Bank, supporting its evolution to be the best open, responsible global financial services platform. These milestones and the metrics to evaluate its achievement level, will be set by the board of directors upon proposal from the remuneration committee at the beginning of every year. In 2019 and regarding the Digital Award, the performance conditions to be evaluated will be set against the success of five global platform initiatives:

1.	The launch of a global trade services (GTS) platform.

2.	The launch of a global merchant services (GMS) platform.

3.	The migration of our fully digital bank, OpenBank, to a “next generation” platform and launch in 3 countries.

4.	The extension of SuperDigital in Brazil to at least one other country.

5.	The launch of our blockchain-based international payments app to non-Santander customers.

At the beginning of 2020 and following a proposal of the remuneration committee, the board of directors will verify if the milestones on which the amount of the 2019 Digital Award is contingent have been met. Subsequently, if applicable, the 2019 Digital Award for each beneficiary will be granted (awarding a specific number of shares and granting a specific number of share options). The Digital Award will be implemented 50% in shares of Banco Santander and 50% in share options of Banco Santander, based on the fair value of the share options when they are granted.

For Identified Staff members subject to a 5-year deferral period, the award (shares and share options) will vest in thirds on the 3rd, 4th and 5th anniversary of the grant. For Identified Staff members subject to a 3-year deferral

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period, and staff with no deferral requirement, the award will vest in full on the 3rd anniversary of the grant. In both cases, the deferral drives emphasis on fostering long term share value creation. Share options vested can be exercised until maturity; with all options lapsing after 10 years from granting.

Any delivery of shares, whether direct or through share option exercise, will be subject generally to the Santander Group’s general malus & clawback provisions as described in Santander Group’s remuneration policy and to the continuity of the beneficiary within the Santander Group. In this regard, the board may define specific rules for non-Identified Staff.

III.	Maximum number of shares to be delivered and rules applicable

The final number of shares directly delivered to each beneficiary (but excluding those to be delivered as a consequence of exercise of the share options) shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (including withholdings and payments on account), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors, or the appropriate body in each case, approves the Digital Award for financial year 2019 (the “2020 Listing Price”).

Taking into account that the maximum amount of the Digital Award to be delivered in shares to the beneficiaries of this award amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Shares” or “MADADS”), the maximum number of shares of Santander that may be delivered to such beneficiaries under this award (the “Limit of Digital Award in Shares” or “LDAS”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

LDAS =	MADADS
2020 Listing Price

Consistent with Group policy for Identified Staff members, Santander shares received by Identified Staff cannot be transferred for one year following each delivery of shares

IV.	Maximum number of share options to be delivered and rules applicable

Each share option will have only one share as underlying asset and the strike price of each option is equal to the 2020 Listing Price.

The maximum number of shares to be delivered to each beneficiary as a consequence of the exercise of the share options shall be calculated taking into account: (i) the fair value (FV) calculated according to general applicable accounting rules (IFRS - International Financial Reporting Standards) for share-based payments as of the options grant date, which will be a fraction of the 2020 Listing Price; and (ii) the 2020 Listing Price.

Taking into account that the maximum amount of the Digital Award to be delivered in share options to its beneficiaries amounts to 15 million euros (the “Maximum Amount of the Digital Award Distributable in Share Options” or “MADADSO”), the maximum number of shares to be delivered upon the exercise of the share options (the “Limit of Digital Award in Share Options” or “LDASO”) will be determined, after deducting any applicable taxes (including withholdings and payments on account), by applying the following formula:

LDASO =	MADADSO
2020 Listing Price x FV

Exercising options may only be allowed during specific timeframes within the year as determined in the relevant plan regulations.

Liquidation of the options upon exercise may take place by delivery of Santander shares upon payment of the strike price or through a settlement by difference between the strike price for the option and the applicable Santander share market price at exercise.

If physical delivery of Santander shares takes place, those shares acquired upon the share option exercise are not subject to a holding period.

V.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares and the conditions of the exercise of the share options

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

to be delivered will be modified so as to maintain the percentage of the total share capital represented by those shares or, by any other means, correct the effect of such change.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares or share options linked to the award or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares or the share options with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered, directly or as a consequence of the exercise of the share options by the beneficiaries, may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

VI.	Authorisation

Without prejudice to the general provisions set forth in item Thirteen or in preceding sections or to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors of the Bank is hereby authorised, to the extent required, to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic contents of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(ii)

To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares and shares options to be received by each of the beneficiaries of the award to which this resolution refers, observing the established maximum limits.

(v)

To define whether upon their exercise the share options are to be liquidated in kind through the delivery of shares or will be settled by differences and to regulate any mechanisms necessary or convenient to implement such exercise, including the procedure for determination of the applicable share market price.

(vi)

Without altering the maximum amount of the Digital Award, to set the rules or criteria to specify which senior managers or employees are beneficiaries of the award and, when appropriate, to directly designate them; to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions.

(vii)

To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including in particular adapting the delivery mechanisms, without altering the maximum number of shares and share options linked to the award or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares or share options with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares or share options under the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons. In addition, the board may adapt the Digital Award to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(viii)

To determine, develop and specify the conditions upon which the receipt by the beneficiaries of the corresponding shares and share options is subject, as well as to determine whether, according to the award to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares or share options is subject have been fulfilled, with the power to modulate the number

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

of shares and share options to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(ix)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The board of directors is also authorised to delegate (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The provisions of this resolution are deemed to be without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the variable remuneration policy, the award thereof with respect to their own executives and employees and, if applicable, to adjust them to regulations or to the requirements of competent authorities in the respective jurisdiction.

Twelve D

Application of Santander Group’s buy-out regulations

To authorise, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the (immediate or deferred) delivery of shares of the Bank within the application of the Group’s buy-out regulations which have been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buy-out regulation is an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Santander Group’s companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which takes into account regulations and recommendations that apply to the Bank, allows the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee assumes due to joining the Group, given that the conditions of the buy-out take into account the conditions applicable to the remunerations the loss of which is compensated.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the averaged weighted listing prices for Santander shares corresponding to the fifteen trading sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of 40 million euros.

The authorisation granted hereby may be used to undertake commitments to deliver shares in relation to the engagements that occur during financial year 2019 and during financial year 2020, until the ordinary general meeting is held.

Twelve E

Plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.

To approve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, the implementation of a voluntary savings plan (“sharesave scheme”) intended for the employees of Santander UK Group Holdings plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital), which has been approved by the board of directors on the terms and conditions described below:

A plan in which between 5 and 500 pounds Sterling is deducted from the employee’s net pay every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

of voluntary resignation, the employee will recover the amount contributed to that time, but will forfeit the right to exercise the options.

The exercise price in pounds Sterling will be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices of Santander shares at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction will be applied to the average price weighted by average traded volumes on the Spanish Mercado Continuo for the 15 trading days prior to the reference date. This amount will be converted into pounds Sterling using, for each day of listing, the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference date will be set in the final approval of the plan by the British Tax Authority (“invitation date”) and will occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2019.

The employees must decide upon their participation in the plan within a period between 42 and 63 days following publication of the consolidated results of Banco Santander, S.A. for the first half of 2019.

The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by such employee (whether for the plan to which this resolution refers or for other past or future “sharesave schemes”) is 500 pounds Sterling.

The maximum number of shares of Banco Santander, S.A. to be delivered under this plan, approved for 2019, is 9,600,000, equal to 0.059% of the share capital as of the date of the call to meeting.

The plan is subject to the approval of the tax authorities of the United Kingdom. Each of the subgroups and companies covered by the plan will ultimately decide whether or not to implement this plan in connection with its employees.

Without prejudice to the generality of the provisions of Resolution Thirteen below, and without prejudice to the powers of the board of directors in remuneration matters under the Bylaws and the rules and regulations of the board, the board of directors is hereby authorised, as required, to the broadest extent permitted by law and with the express power of delegation to the executive committee, to carry out any acts that may be necessary or merely appropriate in order to implement the aforementioned plan, as well as to further develop and elaborate, to the extent required, on the rules set forth herein. All of the foregoing will also be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK Group Holdings plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above, have already performed or may hereafter perform in the exercise of their powers, within the framework defined by this resolution of the shareholders acting at the meeting, in order to implement the plan and to establish, develop and elaborate on the rules applicable thereto.

ITEM THIRTEEN

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A)    To authorise the board of directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this Resolution Thirteen.

B)    To authorise Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr José Antonio Álvarez, Mr Rodrigo Echenique Gordillo, Mr Jaime Pérez Renovales and Mr Óscar García Maceiras so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, the aforementioned persons are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item Fourteen).

I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Juan de Dios Valenzuela García, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Jose Antonio Alvarez Alvarez, Vice Chairman, in Santander on 12 April 2019.

  Reviewed

Vice Chairman

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 12, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer